Mail Stop 4561

June 19, 2008

VIA U.S. MAIL AND FAX 86-24-22813999

Sun Dongqing
Chief Financial Officer
Great China International Holdings, Inc.
C Site 25-26F Presidential Building
No. 69 Heping North Street
Heping District, Shenyang 110003
Peoples Republic of China

> **Re:** **Great China International Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-23015**

Dear Ms. Dongqing:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

General

1.   In light of your payment of $24,510,000 for Loyal Best as disclosed on page 5, it appears your acquisition of Loyal Best during 2007 was significant. Also, it appears that Loyal Best's assets at the time of disposition were significant, as they appear to be at least equal to the sum of Goodwill and Net assets disclosed on page F-18. Please tell us how you complied with Article 11 of Regulation S-X, or tell us why you believe it was not necessary to provide pro forma financial information for the acquisition and disposition. Also, please tell us how you complied with Item 3-05 of Regulation S-X, or tell us how you determined it was not necessary to provide financial statements for the acquired entity. In addition, please tell us how you complied with paragraph 54 of SFAS 141, or tell us why you believe it was not necessary to provide supplemental information on a pro forma basis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   Please tell us and disclose in your filing any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to Item 303 of Regulation S-K.

Results of Operations

Comparison of operations for the year ended December 31, 2006 with the year ended December 31, 2005, page 19

3.   Please tell us the nature of the transaction that resulted in a $750,447 expense for loan closing costs. Within your response, reference the authoritative accounting literature management relied upon.

Financial Statements

Consolidated Statements of Operations, page F-5

4.   In view of your Land Consolidation and Development Agreement, please tell us
how you have complied with paragraph 42 of SFAS 144 and EITF 03-13, or tell
us how you determined that the operations and cash flows of Shenyang Jitian
Property Company have been eliminated from your ongoing operations.

Consolidated Statements of Cash Flows, page F-7

5.   Please tell us how you have complied with SFAS 95, or tell us how you
determined it was not necessary to record reconciling items for your gain on
settlement of debt and your loss on terminated project, as these appears to be non-
cash items.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

Corrections of Errors, page F-14

6.   Please tell us the nature of the common area costs of $2,640,066 and tell us where
you recorded these costs after you restated the financial statements. Also, please
clarify why this restatement resulted in a decrease in 2005 earnings and an
increase in 2006 depreciation expense.

8. Short-term loans, page F-16

7.   Please tell us and disclose in your filing the terms and interest rates for your short-
term loans.

8.   Please tell us how you calculated your gain on settlement of debt for the year
ended December 31, 2007.

11. Gain on disposal of subsidiary, page F-17

9.   Please tell us and disclose in your filing the nature of the $10,494,449 payable to
disposed subsidiaries.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Notes to Consolidated Condensed Financial Statements

General

10.   Please tell us and disclose in your filing a description of the impaired assets and the facts and circumstances leading to the impairment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

(3) Results of Operations, page 20

11.   Please tell us how you determined that you were relieved of your obligation for the account payable that you disclose need not be paid.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sun Dongqing
Great China International Holdings, Inc.
June 19, 2008
Page 5

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the
undersigned at (202) 551-3629 if you have questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief